February 13, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Li3 Energy, Inc.
Amendment 5 to Registration Statement on Form S-1
Filed February 13, 2012
File No. 333-175329

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Craig Slivka, Special Counsel
Mr. Jeffrey Gordon, Staff Accountant
Ms. Lisa Etheredge, Staff Accountant
Mr. George K. Schuler, Mining Engineer

Ladies and Gentlemen:

On behalf of our firm’s client, Li3 Energy, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated January 20, 2012 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company, as amended (the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.	Please have management provide, in writing, an acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our letter with your next response letter signed by management.

We are filing via EDGAR a letter signed by our Chief Executive Officer (principal executive officer) and Interim Chief Financial Officer (principal financial and accounting officer) with the so-called “Tandy” language.

Item 16. Exhibits

2.	We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2012

An issuer’s material agreements are included as exhibits to a registration statement in order to provide the reader with disclosure regarding the terms of such agreements. Our material agreement exhibits are absolutely accurate disclosure of those agreements, and the disclaimer does not suggest otherwise.

On the other hand, the representations and warranties provided by one party to another in such material agreements are the results of negotiation among the respective parties to such agreements. Readers of our registration statement are not third-party beneficiaries of such material agreements. Our disclaimer merely reminds readers that they should not rely on the truth or accuracy of the representations and warranties made by the parties to each other.

3.	Please file your legal opinion with your next amendment.

We have filed the opinion of Erwin & Thompson, LLP with Amendment No. 5 to the Registration Statement as Exhibit 5.1 thereto.

Signatures

4.	Please note that the registration statement should be signed by your principal executive officer, principal financial officer, controller or principal accounting officer and that any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement. Therefore, in your next amendment, please indicate under the conformed signature block the individual occupying the principal financial officer and principal accounting officer positions and principal executive officer position.

We have included notation on the signature page clarifying that our Chief Executive Officer is also our principal executive officer, and that our Interim Chief Financial Officer is also our principal financial and accounting officer.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2012

We believe that the changes in the accompanying Amendment No. 5, and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made by the Amendments, please contact me at (212) 400-6904.

Sincerely yours,

/s/ David M. Zlotchew
David M. Zlotchew

cc:	Luis Saenz
Christy Albeck
Rick D. Yancy
Adam Gottbetter